**TERM SHEET**
**FOR SERIES SEED C PREFERRED STOCK FINANCING OF**
**LIFE MAGNETICS, INC.**

This Term Sheet summarizes the principal terms of a Series Seed C Preferred Stock Financing Round of Life Magnetics, Inc., a Michigan corporation (the "**Company**"). Upon closing of the Seed C Round, the capable will be hosted online and investors may request access by sending an email to info@magnetics.life

## Offering Terms

| | |
|---|---|
| *Security:* | Series Seed Preferred (SSP) Stock |
| *Amount Raised:* | $1,000,008 |
| *Price Per Share:* | $51 per share (based on the capitalization of the Company set forth below) (the "**Original Purchase Price**"). |
| *Pre-Money Valuation:* | The Original Purchase Price is based upon a fully-diluted pre-money valuation of $3,046,434. |
| *Capitalization:* | The Company's capital structure before and after the Closing is set forth on Exhibit A. |
| *Liquidation Preference:* | In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows:<br><br>First pay one times the Original Purchase Price on each share of SSP. The balance of any proceeds shall be distributed pro rata to holders of Common Stock and SSP Stock on an as converted basis. |
| *Anti-Dilution Protection:* | The SSP Stock shall be subject to anti-dilution adjustments on a broad-based weighted average basis. |
| *Preemptive Rights:* | If the Issuer proposes to offer additional equity or convertible debt securities, the issuer will be required to first offer Investors the opportunity to purchase that holders pro rata share of such securities. |
| *Protective Provisions:* | So long as Investors hold SSP Stock, the consent of the Board Designee of the Lead Investor shall be required for any of the following:<br><br>• Sale by Issuer of all or substantially all of its assets or stock, or any consolidation or merger of the Issuer with another entity.<br><br>• Alteration or change to the rights, preferences or privileges of the |

| | |
|---|---|
| | SSP Stock; and<br><br>The creation or issuance of (i) any senior or secured debt or (ii) a senior equity security that has a liquidation preference in excess of 1X its purchase price (although the payment of unpaid dividends on such senior security shall be permitted so long as any such dividends are paid pari passu with dividends to the holders of SSP Stock). |
| *Voting Rights:* | The investors will vote together with the holders of the Common Stock on an as converted basis on all matters on which the holders of Common Stock are entitled to vote with the exception of election of the board of directors which is discussed below. |
| *Management and Information Rights:* | Any Major Investor (who is not a competitor) will be granted access to Company facilities and personnel during normal business hours and with reasonable advance notification. The Company will deliver to such Major Investor (i) annual and quarterly financial statements, and other information as determined by the Board; (ii) thirty days prior to the end of each fiscal year, a comprehensive operating budget forecasting the Company's revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year; and (iii) promptly following the end of each quarter an up-to-date capitalization table. A "Major Investor" means any Investor who purchases at least $50,000 of Common Stock.<br><br>At the initial Closing, the Board shall consist of 5 members. Three members are chosen by the common stockholders and two are chosen by preferred shareholders. |

# EXHIBIT A

## Pre and Post-Financing Capitalization

| | Pre-Financing | | Post-Financing | |
|---|---|---|---|---|
| Security | # of Shares | % | # of Shares | % |
| Common | 38,030 | 63.7% | 38,030 | 47.9% |
| Common – Employee Option Pool | | | | |
| Issued | 11,087 | 18.6% | 11,087 | 14% |
| Unissued | 913 | 1.5% | 913 | 1.2% |
| Series Seed Preferred | 9,704 | 16.2% | 29,312 | 36.9% |
| Total | 59,734 | 100% | 79,342 | 100% |